EXHIBIT 3.3



     5.01. Patronage Dividends. Patronage dividends shall accrue to Class A common shareholders of the corporation out of net earnings from business done with such shareholders and shall be determined and distributed for each fiscal year pursuant to existing provisions of the Internal Revenue Code; provided further that patronage dividends of the corporation will be determined on the basis of the net sales of the corporation to each Class A common shareholder and paid in an amount which will reduce net income of the corporation to such amount as will result in an increase of eight percent (8%) in the net book value (as determined by the corporation's independent certified public accountants) of the corporation's outstanding shares as of the close of such fiscal year. The computation of the amount of patronage dividends payable to Class A common shareholders shall be made after the determination of patronage dividends payable to non-shareholder customers.